SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                          For the month of October 2002


                          Orthofix International, N.V.
                 (Translation of registrant's name into English)


                             7 Abraham de Veerstraat
                                     Curacao
                              Netherlands Antilles
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                         Orthofix announces results for
                   the third quarter ending September 30, 2002

HUNTERSVILLE, N.C., October 24, 2002 - Orthofix International N.V. (NASDAQ:OFIX) today announced results for the third quarter ended September 30, 2002 (unaudited).

ORTHOFIX INTERNATIONAL N.V.
CONSOLIDATED INCOME STATEMENTS
In thousands,except per share and share data


                                                          For the three months               For the nine months
                                                     -------------------------------------------------------------------------
                                                          ended September 30                 ended September 30
                                                     --------------------------------   ---------------------------------
                                                         2002              2001             2002              2001
                                                     --------------   ---------------   --------------  -----------------
                                                       (Unaudited)       (Unaudited)      (Unaudited)   (Unaudited)


Net sales                                          $        44,542  $         40,158 $        131,718 $          119,361
Cost of sales                                               10,977            10,947           32,728             32,073
                                                     --------------   ---------------   --------------  -----------------
    Gross profit                                            33,565            29,211           98,990             87,288
                                                     --------------   ---------------   --------------  -----------------

Operating expenses
    Sales and marketing                                     16,582            14,834           47,334             43,603
    General and administrative                               4,551             5,053           13,337             13,600
    Research and development                                 1,749             1,608            5,851              5,245
    Amortization                                               178             1,005              490              3,034
                                                     --------------   ---------------   --------------  -----------------
                                                            23,060            22,500           67,012             65,482
                                                     --------------   ---------------   --------------  -----------------

    Operating income                                        10,505             6,711           31,978             21,806

Other income                                                 (871)              (25)          (1,807)                339
                                                     --------------   ---------------   --------------  -----------------
    Net income before  income tax                            9,634             6,686           30,171             22,145
      and minority interests
Income tax expense                                         (3,260)           (1,335)          (9,571)            (5,809)
                                                     --------------   ---------------   --------------  -----------------
Net income before minority interests                         6,374             5,351           20,600             16,336
Minority interests                                           (400)             (366)          (1,261)            (1,355)
                                                     --------------   ---------------   --------------  -----------------
    Net income                                     $         5,974  $          4,985 $         19,339 $           14,981
                                                     --------------   ---------------   --------------  -----------------


    Net income per common share - diluted          $          0.41  $           0.34 $           1.30 $             1.02


Weighted average number of common
    shares outstanding - diluted                        14,717,983        14,723,152       14,915,615         14,672,094


ORTHOFIX INTERNATIONAL N.V.
CONSOLIDATED BALANCE SHEETS
In thousands


                                                                                As of                    As of
                                                                           -----------------        ----------------
                                                                           September 30,               December 31,
                                                                           --------------------------------------------
                                                                           -----------------        ----------------
                                                                                 2002                    2001
                                                                           -----------------        ----------------
                                                                             (Unaudited)               (Audited)

Assets
Current assets:
       Cash and cash equivalents                                         $           40,453       $          34,273
       Trade accounts receivable                                                     52,297                  46,111
       Inventory                                                                     23,243                  19,249
       Deferred income taxes                                                          4,049                   4,049
       Other current assets                                                           8,860                   8,729
                                                                           -----------------        ----------------
              Total current assets                                                  128,902                 112,411

Securities and other investments                                                      4,340                   2,846
Property, plant and equipment, net                                                   13,576                  12,580
Intangible assets, net                                                               61,837                  60,824
Long-term deferred income taxes                                                         464                     253
                                                                           -----------------        ----------------
              Total assets                                               $          209,119       $         188,914
                                                                           -----------------        ----------------

                                                                           -----------------        ----------------

Liabilities and shareholders' equity
Current liabilities:
       Bank borrowings                                                   $            5,875       $           3,980
       Current portion of long-term debt                                                360                     740
       Trade accounts payable                                                         8,239                   7,872
       Other current liabilities                                                     21,839                  25,460
                                                                           -----------------        ----------------
              Total current                                                          36,313                  38,052
              liabilities

Long-term debt                                                                          446                     840
Deferred income taxes                                                                 1,288                   1,236
Deferred income                                                                       2,500                   2,500
Other long-term liabilities                                                              28                     177
Deferred compensation                                                                   819                     680
                                                                           -----------------        ----------------
              Total liabilities                                                      41,394                  43,485
                                                                           -----------------        ----------------

Minority interests                                                                    8,037                   7,327

Shareholders' equity
       Common shares                                                                  1,495                   1,384
       Additional paid-in capital                                                    82,688                  68,466
       Less: Treasury shares, at cost                                              (38,897)                (22,297)
                                                                           -----------------        ----------------
                                                                                     45,286                  47,553
       Retained earnings                                                            116,620                  97,281
       Accumulated other comprehensive income                                       (2,218)                 (6,732)
                                                                           -----------------        ----------------
              Total shareholders' equity                                            159,688                 138,102
                                                                           -----------------        ----------------

              Total liabilities, minority interests and shareholders'    $          209,119       $         188,914
              equity
                                                                           -----------------        ----------------

                                                                           -----------------        ----------------


ORTHOFIX INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands


                                                                             For the nine months ended September 30,
                                                                           ---------------------------------------------
                                                                                2002                 2001
                                                                           ---------------      ---------------
                                                                           (Unaudited)          (Unaudited)
                                                                           ---------------------------------------------


Net cash provided by operating activities                                $         19,314     $         15,293
                                                                           ---------------      ---------------

Cash flows from investing activities:
      Investment in subsidiaries and affiliates                                                              0
                                                                                  (7,254)
      Capital expenditure                                                         (5,680)              (5,573)
                                                                           ---------------      ---------------
         Net cash used in investing activities                                   (12,934)              (5,573)
                                                                           ---------------      ---------------

Cash flows from financing activities:
      Net (repayment) proceeds of loans and borrowings                                611              (4,624)
      Proceeds from issuance of common stock                                       14,333                  745
      Acquisition of treasury shares                                             (16,600)               (5,109)
                                                                           ---------------      ---------------
         Net cash used in financing activities                                    (1,656)              (8,988)
                                                                           ---------------      ---------------

Effect of exchange rate changes on cash                                             1,456                (448)
                                                                           ---------------      ---------------

Net (decrease) increase in cash and cash equivalents                                6,180                  284
Cash and cash equivalents at the beginning of the period                           34,273               50,458
                                                                           ---------------      ---------------
                                                                           ---------------      ---------------
Cash and cash equivalents at the end of the period                       $         40,453     $         50,742
                                                                           ---------------      ---------------



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ORTHOFIX INTERNATIONAL, N.V.



Dated: October 30, 2002                  By:    /s/ Thomas Hein
                                            --------------------------
                                            Name:   Thomas Hein
                                            Title:  Chief Financial Officer